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2 August 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

07025894

Dear Sirs,

Dew **GKN plc**

SUPPL

- **Interim Results Announcement**

For your information I enclose a copy of the above, which has been released to the London Stock Exchange today.

Yours faithfully,

S. De Ritter

Sandie De Ritter

Enc

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

Dew 8/10

82 - 5204

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Interim Results
Released	07:02 02-Aug-07
Number	3869B

RNS Number:3869B
GKN PLC
02 August 2007

2 August 2007

For immediate release

GKN plc 2007 Interim Results Announcement

	As reported (note 1)			Business performanc see notes (1) and (below		
	First Half 2007 £m	First Half 2006 £m	Change £m	First Half 2007 £m	First Half 2006 £m	Cha
Sales - including share of joint ventures				2,056	2,001	
Less share of joint ventures				(125)	(105)	
Sales - subsidiaries	1,931	1,896	35	1,931	1,896	
Trading profit - subsidiaries	137	125	12	137	125	
Operating profit	113	129	(16)	137	125	
Share of joint ventures (post-tax)	12	8	4	12	8	
Net financing costs	(24)	(15)	(9)	(24)	(15)	(
Profit before tax	101	122	(21)	125	118	
Profit after tax	101	104	(3)	122	98	
Earnings per share - p	14.2	14.6	(0.4)	17.2	13.8	

	2007	2006	Change
Interim dividend per share	4.3p	4.1p	5%

Notes

(1) Comparative figures for the first half of 2006 have been re-analysed in respect of amortisation of non-operating intangible assets arising on business combinations together with losses incurred by the UK cylinder liner business which is in the process of completely ceasing operations. Trading results of this business are shown in the Income Statement within "Profits and losses on sale or closure of businesses".

(2) Figures exclude the impact of restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on sale or closure of businesses and changes in fair value of derivative financial instruments. These figures represent underlying performance of continuing businesses.

Business performance highlights

- Sales up 3%; profit before tax up 6%; and, helped by a lower tax rate, earnings per share up 25%
- At constant currency sales are up 8% and profit before tax up 10%
- Aerospace and OffHighway both deliver double digit sales and profits growth
- Sinter continues to make good progress with higher sales, profits and margins
- Driveline produces steady results in line with expectations
- New business wins across the Group support above sector growth targets
- Dividend increased by 5% to 4.3p

Sir Kevin Smith, Chief Executive of GKN plc, commented:

"GKN is moving into higher gear in 2007 with all our major businesses making good progress.

"The strong pound has had a significant impact on the translation of overseas sales and profits in our reported results. Notwithstanding this, on all key business performance measures we are ahead of the same period last year. Underlying Group profit before tax at £125 million is 6% ahead on total sales of £2,056 million which are 3% ahead. At constant exchange rates, sales are up 8% and profit before tax up 10%. Overall margins have improved and earnings per share are also strongly ahead.

"Order books have continued to expand. Driveline, Sinter Metals, OffHighway and Aerospace have all been successful in winning levels of new business which fully support our above sector growth targets.

"We have also underpinned those growth targets by launching new, technology led products, making selective bolt-on acquisitions and continuing to invest in a stronger emerging markets presence.

"GKN is in good shape and looks to the future with confidence."

2007 Outlook

Trading in the year to date has been in line with expectations and there is no change in our view of the Group's prospects for the year as a whole.

Second half Automotive production forecasts for Western Europe and North America are slightly above last year's levels, as the sharp volume cutbacks seen in the third quarter of 2006 are not being repeated. Emerging markets look set to continue their strong growth.

Overall OffHighway market conditions should remain supportive whilst Aerospace markets in all sectors are expected to be strong.

Against this background, the Group expects to continue its progress for the year, notwithstanding the impact of high raw material costs and adverse currency translation.

Driveline should see a better level of second half performance than last year due to stronger demand and the benefits of restructuring. Powder Metallurgy is expected to continue its improvement, although the second half of last year benefited from favourable raw material contracts being closed out. OffHighway and Aerospace should both maintain their progress with the acquisition of Teleflex also making a modest contribution to the year.

Order intake and new business wins continue to run at healthy levels and support the Group's confidence in continuing growth.

Further Enquiries

GKN Corporate Communications

Tel:+44 (0)20 7463 2354

The full text of this press release together with the attached financial statements and notes thereto may be downloaded from www.gkn.com.

Interim Report 2007

Board changes

On 1 June, Marcus Bryson and Andrew Reynolds Smith were appointed to the Board as Executive Directors. Marcus Bryson has responsibility for the Group's Aerospace business. Andrew Reynolds Smith has responsibility for our Powder Metallurgy, OffHighway and Industrial Distribution Services businesses. In addition, Nigel Stein has assumed executive responsibility at Board level for the Group's Automotive businesses. He will also retain his current post as Finance Director until the appointment of a successor.

Basis of Reporting

The financial statements for the period are shown on pages 16 to 29 and have been prepared using accounting policies which were used in the preparation of audited accounts for the year ended 31 December 2006 and which will form the basis of the 2007 Annual Report.

Further details on the basis of preparation are shown on page 23.

Measurement and reporting of performance

In this press release, in addition to statutory measures of profit, we have made reference to profits and earnings excluding the impact of:

- strategic restructuring and impairment charges,
- amortisation of non-operating intangible assets arising on business combinations,

o profits and losses on sale or closure of businesses, and

o changes in the fair value of derivative financial instruments,

since we believe they show more clearly the underlying trend in business performance.

Trading profit is defined as operating profit before any of the above.

Closure of business: The 2006 trading profit of the Group, both at the half and full year, has been re-analysed in respect of the results of GKN Sheepbridge Stokes, the UK cylinder liner business which formed a significant component of the Other Automotive segment. The closure of this operation was announced in January 2007. Trading will cease during the second half of the year and its trading results are shown as a separate component of operating profit within the caption "Profits and losses on sale or closure of businesses". Sales of the business in the period were £13 million (first half 2006 - £15 million) and are included in total Group sales.

First half 2006 figures have also been re-analysed in respect of amortisation of non-operating intangible assets arising on business combinations. This is now shown as a separate component of operating profit, having previously been included within trading profit on the grounds of materiality.

In the segmental analysis, comparative figures for the Driveline and OffHighway segments have been restated by equal and opposite amounts in respect of two businesses formerly reported in Driveline, the customer and product base of which has become increasingly focused on off-highway applications.

Where appropriate, reference is also made to results excluding the impact of 2006 acquisitions and divestments as well as the impact of currency translation on the results of overseas operations.

Exchange rates used for currencies most important to the Group's operations are:

	Average First Half		Period End		2006 Full Year	
	2007	2006	June 2007	June 2006	Average	Period End
Euro	1.48	1.46	1.49	1.45	1.47	1.48
US Dollar	1.97	1.79	2.01	1.85	1.84	1.96

The approximate impact on annual trading profit of a 1% movement in the average rate is Euro - £1.2 million, US Dollar - £0.5 million.

In our internal performance reporting we aggregate our share of sales and trading profits of joint ventures with those of subsidiaries. This is particularly important in assessing sales and profit progress in our Driveline and Other Automotive businesses where significant activity takes place in joint ventures. Reference to these combined figures is made, where appropriate, as "management sales" and "management trading profits".

Changes in the composition of the Group

The first half results contain a full six months' contribution from a number of acquisitions made during the course of 2006. These were the OffHighway businesses of Hytecomp AB (June), Rockford Powertrain Inc (August) and Liuzhou Steel Rim Factory (November) together with the Aerospace business Stellex Aerostructures Corporation (September).

Comparison with the first half of 2006 is also affected by the disposal of the GKN Driveline subsidiary Fujiwa Machinery Industry (Kunschan) Company ("Fujiwa") which took place in March 2006.

Where appropriate, reference is made to the impact of these acquisitions and divestments in the remainder of this review.

As reported above, on 16 January 2007 we announced the closure of manufacturing operations of GKN Sheepbridge Stokes Ltd and this business will cease trading in September.

On 29 June 2007 the acquisition of the Teleflex Aerospace Manufacturing Group of Teleflex, Inc. was completed. Its results will be consolidated from that date and there has been no impact on Group results for the first half year.

Group Performance

Management sales (subsidiaries and share of joint ventures) £2,056 million (first half 2006 - £2,001 million)

On a management basis (i.e. including the Group's share of joint ventures) sales of continuing businesses totalled £2,056 million compared with £2,001 million in the same period of last year, an increase of £55 million (3%). The adverse impact of currency on translation was £95 million (5%) and there was a net benefit of £57 million (3%) from acquisitions and divestments. The underlying increase was £93 million (5%).

Sales of subsidiaries £1,931 million (first half 2006 - £1,896 million)

Subsidiaries' sales for the period were £1,931 million (first half 2006 - £1,896 million). The effect of exchange rates on the translation of the sales of overseas subsidiaries was £89 million (5%) negative which was partially offset by the net £57 million (3%) positive impact of 2006 acquisitions and divestments. Excluding these factors, sales of continuing subsidiaries increased by £67 million (4%) with increases in all divisions except Other Automotive, where there was a modest reduction.

Share of sales of joint ventures £125 million (first half 2006 - £105 million)

The Group's share of joint venture sales was £125 million compared with £105 million in the first half of 2006. There were no acquisitions or divestments and the impact of exchange rates was £6 million negative. The underlying increase of £26 million (26%) came from strong growth in Driveline's Chinese joint ventures and in Other Automotive where Emitec saw a sharp increase in demand.

Management trading profit (subsidiaries and joint ventures) £153 million (first half 2006 restated - £136 million)

The aggregated trading profit of subsidiaries and our share of joint ventures rose from £136 million to £153 million, an increase of £17 million (13%). The translational impact of currency was £5 million negative and there was a net benefit of £9 million from acquisitions and divestments. The underlying increase was £13 million (10%) with a 6% improvement in subsidiaries and strong results from Driveline joint ventures as well as the Other Automotive joint ventures of Chassis Systems Ltd and Emitec.

Trading profit of subsidiaries £137 million (first half 2006 restated - £125 million)

Trading profit of continuing subsidiaries rose to £137 million from £125 million (restated) in the first half of 2006. The impact of currency was £4 million negative which was more than offset by a £9 million net positive contribution from acquisitions and divestments. The underlying increase was £7 million, an improvement of 6%. Within this figure, Driveline was £2 million lower, largely as a result of higher raw material costs, not all of which could be recovered, and the impact of material shortages in Europe. With conditions in most markets generally favourable compared with the same period last year, all other divisions showed progress. However, this was restricted to some extent as higher raw material costs, particularly in Hoeganaes, were only partially offset by cost savings from strategic restructuring and the favourable impact of progress on certain environmental remediation activities.

Share of trading profit of joint ventures £16 million (first half 2006 - £11 million)

The trading profit of joint ventures increased by £5 million (45%) mainly as a result of the higher sales noted above together with the resolution of outstanding pricing issues in Other Automotive.

The Group's share of post-tax profits of joint ventures increased from £8 million to £12 million.

Divisional Performance

The Group operates mainly in the global automotive, off-highway and aerospace markets. Virtually the whole of Driveline and Other Automotive sales are in the automotive market to manufacturers of passenger cars and light vehicles. Some 80% of Powder Metallurgy sales are also to this market with the balance to other industrial customers. OffHighway sells to producers of agricultural, construction and industrial equipment whilst Aerospace sells to manufacturers of military and civil aircraft, aircraft engines and equipment. The Group's performance is heavily influenced by conditions in these markets and the current behaviour of both end markets and costs is discussed in the relevant sections of this report.

Automotive

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In general, automotive markets in the period behaved as anticipated earlier this year.

In the mature markets, production of cars and light vehicles in Western Europe was 1.3% higher than the first half of 2006 at 8.5 million vehicles, Japanese production was up by 0.8% to 5.6 million, while North American production was 4.8% lower at 7.8 million.

In emerging markets, recent growth trends continued with China up by 19.8% to 4.0 million vehicles, India 16.5% to 1.0 million and Brazil 5.7% to 1.3 million.

For the full year, Global Insight-DRI forecasts suggest a slightly more positive pattern in mature markets with Western Europe increasing by 1.7%, Japan by 1.8% and North America down by only 1.4%. Global Insight-DRI's year on year forecasts for emerging markets are for sustained growth of 19.5% in China and 8.1% in Brazil but some slowing is anticipated in India to 12%.

Costs

The major raw material for our automotive businesses is steel (bar and scrap) either directly or through steel based products. During the six months to June, prices for scrap steel and nickel were somewhat higher than had been expected and in most cases the increases could not be fully recovered in the period. There have been recently some signs of easing of nickel prices but, in general, input prices for the year as a whole look likely to be slightly higher than previously anticipated.

GKN Driveline (Subsidiaries' Trading Profit £71 million; first half 2006 restated - £76 million)

GKN Driveline comprises GKN Driveshafts, which is the global leader in the production of constant velocity jointed ("CVJ") products for use in light vehicle drivelines, Torque Technology, which produces a wide variety of components aimed at actively managing the flow of torque to the driven wheels and Industrial and Distribution Services ("IDS"). By comparison with 2006, the results of the double universal joint business whose customer and product base has become increasingly focused on off-highway applications are now reported within that segment. Comparative figures have been restated accordingly.

Driveline subsidiary sales in the period were £969 million compared with £999 million in the first half of 2006. The negative impact of currency translation was significant at £47 million and a further £5 million reduction arose as a result of the 2006 divestment of Fujiwa. Excluding these factors, sales increased by £22 million (2%), mainly as a result of improvements in Torque Technology which benefited from the ongoing recovery of Mitsubishi, its major customer. As anticipated, Driveshafts' underlying sales were flat by comparison with the same period of last year.

Driveline subsidiaries' trading profit of £71 million was £5 million lower than the same period of 2006. Currency accounted for £2 million of the reduction and there was a further reduction of £1 million because of divestments. The remaining £2 million reduction largely reflected the flat sales and raw material

issues in Driveshafts where, in addition ~~to increased costs, the~~ higher than expected production levels in Europe led to shortages of certain steel products causing operational inefficiencies and some increased costs of distribution. These additional costs were not fully offset by cost savings from the strategic restructuring programme and improvements in Torque Technology and IDS.

Subsidiaries' margin in the period was 7.3% compared with 7.6% in the first half of 2006.

Driveline joint ventures, the principal one being Shanghai GKN Drive Shaft Company Ltd, saw good growth in both sales and profit so that on a management basis (i.e. including the Group's share of joint ventures) total divisional sales showed £32 million (3%) underlying growth to £1,032 million. On the same basis, trading profit of £79 million compared with £82 million in 2006 which reflected a 1% improvement in underlying performance. Margin of 7.7% compared with 7.8% a year earlier.

Early in the half, Driveshafts announced the final stage of its strategic restructuring plan. Costs charged in the period totalled £9 million, with the total for the year still expected to be some £29 million as actions take place in the second half of the year in line with plan. Benefits remain as anticipated earlier in the year.

During the period, Driveshafts was again successful in obtaining new and replacement business and won some 68% (first half 2006 - 75%) of all available sideshaft business, equating to approximately 50% of the total market. Production of countertrack (TM)joints for two major European vehicle manufacturers will begin in 2008 and annual volume is expected to grow to some 3 million joints by the end of 2010.

The first production application of the division's torque vectoring technology was announced in July. This will be used in volume application in future BMW vehicles, and interest from major vehicle manufacturers in torque vectoring and other axle control technologies is being actively developed.

During the first half, Torque Technology also won business from new customers in China, Europe and South Korea in addition to further orders across all product areas from existing Japanese and US customers.

Other Automotive (Subsidiaries' Trading Profit £nil; first half 2006 restated - loss £4 million).

Following the announced closure of GKN Sheepbridge Stokes the results of which are excluded from the above, subsidiary operations comprise the UK Autostructures business together with the recently established Chinese cylinder liner manufacturer. The businesses manufacture structural chassis components for the passenger car, SUV and light vehicle markets in Western Europe and engine cylinder liners for the North American and, increasingly, Chinese truck markets.

Excluding GKN Sheepbridge Stokes, sales in the period of £44 million were £5 million lower than the first half of 2006, largely as a consequence of customer model changes in the UK.

The division broke even in the half (first half 2006 restated - £4 million loss) as prior period start-up losses were not repeated and residual legacy issues were favourably resolved.

Within joint ventures, Chassis Systems Ltd had a good first half as underlying sales again increased and the finalisation of contractual pricing arrangements provided a one-off benefit.

Emitec continued to benefit from the retrofit activity triggered by the requirements of environmental legislation in Germany in 2006.

On a management basis (i.e. including the Group's share of joint ventures) divisional sales were £104 million compared with £94 million in the first half of 2006 and trading profit increased to £8 million from £1 million in the same period of last year. Margin on a management basis was 7.7% compared with 1.1% in the same period of 2006.

Powder Metallurgy (Trading Profit £15 million; first half 2006 - £13 million)

Powder Metallurgy produces metal powder (Hoeganaes) and sintered products (Sinter Metals). Approximately 80% of sales are into the automotive market with the balance to a variety of other industrial manufacturers.

Sales in the period were £309 million compared with £313 million in the same period in 2006. Excluding the impact of currency on translation, there was an increase of £14 million (5%) with improvements in both Europe and Asia Pacific but a reduction in North America as a result of the lower level of vehicle production. Programme launches in the second half are anticipated to accelerate growth.

First half trading profit improved to £15 million from £13 million with the underlying figure (excluding currency) also up by £2 million (15%). In Sinter Metals there were increased profits in both the Americas and Europe but there was a reduction in Hoeganaes, largely as a consequence of higher raw material and energy costs not fully recovered in the period.

The division's trading margins in the first half improved to 4.9% from 4.2% in the same period of 2006, with Sinter rising to over 5%. The second half should see continued improvement as Hoeganaes recovers first half cost increases and Sinter Metals sees the further top line growth referred to above.

Approximately £50 million of new business was won in the period which will continue to support the anticipated annual growth rate of 6%-8% for 2008 and beyond. There was also further success in moving Sinter's technology into new product areas and a number of development contracts were entered into with vehicle manufacturers and fellow tier one suppliers.

The final elements of the restructuring programme which were announced in February this year are proceeding according to plan and the final plant closures will be completed during the second half of the year. Following the first half charge of £5 million, the total charge for the year is expected to be in the region of £8 million, in line with earlier expectations.

In China production of the first powder metal parts commenced in line with plan in May, and in Argentina work began on the construction of a new plant to support the anticipated high growth in demand in South America.

OffHighway (Trading Profit £19 million; first half 2006 restated - £13 million)

OffHighway designs and manufactures steel wheels, gearboxes, axles and driveline systems for the global agricultural, construction, mining and industrial machinery sectors.

European agricultural markets performed strongly with demand up more than 5% by comparison with the first half of 2006, fuelled by a 4% increase in farm incomes in 2006. Current expectations are for demand to remain strong. In the US, agricultural machinery demand was down by 2%-3% but the growing interest in bio-fuels has led to corn planting reaching the highest level for over 60 years and this may lead to increased equipment sales in the next six to twelve months.

In construction the picture has been mixed. In the US, the lower level of housing starts has led to a decline in demand for light and medium construction equipment but demand remained strong in mining and extraction markets. This pattern is expected to continue for the remainder of the year. European and Asia volumes continued to increase.

The major input cost is steel where prices were higher in the first half of 2007 than the same period of 2006. Although pricing agreements are in place which enabled recovery of most of the increases, the timing of their application meant that there was some under recovery in the period.

Prior period sales and profits have been restated to reflect the transfer of businesses previously reported as part of the Driveline division.

Sales in the first half were £219 million compared with £186 million in the same period of last year. 2006 acquisitions, mainly Rockford Powertrain, accounted for £22 million but currency was £6 million negative leaving the underlying increase at £17 million (9%). The 2006 acquisitions have integrated well and have resulted in a considerably greater presence in the construction sector which now accounts for approximately 30% of divisional sales.

Trading profit also improved significantly to £19 million from £13 million. Acquisitions contributed £4 million so that the underlying increase, after absorbing unrecovered material price increases, was £2 million, largely reflecting the increase in sales.

Margin improved from 7.0% to 8.7%.

During the period, the first deliveries of agricultural power take-off shafts were made from the new factory in Shanghai, and the recently acquired wheels factory in Liuzhou increased sales to Chinese customers. Volume production for export is expected to start later in the year.

GKN Aerospace (Trading Profit £38 million; first half 2006 - £33 million)

GKN Aerospace is a global first tier supplier of airframe and engine structures, components, assemblies and engineering services to aircraft prime contractors.

The generally buoyant aerospace market conditions of 2006 continued into the first half of 2007 with strength in both civil and military sectors which appears likely to be sustained for some time. During the period Airbus and Boeing delivered 451 aircraft, an increase of 9% over the first half of 2006 and both are anticipating a similar pattern in the second half. Military demand, which is largely driven by US defence spending, is also likely to remain solid in the short term and there are good growth prospects in regional aircraft, as well as business and light jet markets.

Sales in the first half of £377 million were £43 million (13%) higher than the same period of 2006. Currency was £18 million negative while Stellex, acquired in September 2006, added £40 million. The underlying increase of £21 million represented a 7% improvement and arose from increased deliveries across a range of US military programmes.

Trading profit increased by £5 million to £38 million. The impact of currency on translation was £2 million negative and Stellex added £6 million so that the underlying increase was £1 million (3%). The margin improved to 10.1% from 9.9% in the first half of 2006.

During the period, a number of important wins including the Sikorsky CH53K aft transition, Boeing 737/767 winglets and 747-8 exhausts have secured new business which will further underpin future growth. The division was also awarded a £10 million development phase contract for the entire composite fuselage of the Honda business jet where entry into service is planned for 2009.

At the end of June, the division acquired the Aerospace Manufacturing Group of Teleflex, Inc. which has annual sales of approximately £70 million and produces engine cases, fan blades, blisks, impellers and other components for the aerospace engine and power generation markets. The acquisition is in line with the divisional strategy of acquiring complementary technologies and adds products in the hot and rotating areas of the engine to our existing capabilities on critical elements of the cold section.

Corporate Costs (£6 million; first half 2006 - £6 million)

Corporate costs, which comprise the costs of stewardship of the Group, remained at the same level as the first half of 2006.

Restructuring and impairment charges (£13 million; first half 2006 - £24 million)

The first half charges of £13 million mainly related to the final phase of the programme first announced in March 2004 to re-align productive capacity in GKN Driveline, accelerate recovery in Powder Metallurgy and reduce overheads elsewhere in the Group. The restructuring element was £14 million which consisted of £6 million redundancy (first half 2006 - £14 million) and £8 million other reorganisation costs (first half 2006 - £10 million).

In addition, there was a £1 million credit (first half 2006 - £nil) relating to the reversal of a prior year asset impairment at GKN Sheepbridge Stokes. The

cost of completing the strategic restructuring programme is estimated at £23 million, most of which is likely to be charged in the second half of 2007.

Amortisation of non-operating intangibles arising on business combinations (£3 million; first half 2006 restated - £1 million)

The charge of £3 million in the period was £2 million higher than in the same period of 2006 with the increase arising in respect of intangible assets (e.g. customer contracts and relationships, brands, technological know-how and intellectual property rights) of the Rockford and Stellex acquisitions made in the second half of 2006.

Profits and losses on sale or closure of businesses (loss £7 million; first half 2006 restated - £nil)

The loss of £7 million in the period related to the results of the Group's UK cylinder liner business, GKN Sheepbridge Stokes, the closure of which was announced in January 2007 and where trading will cease in the second half of the year. Costs of closure will be partially offset by the profit on disposal of land and buildings where a binding sale agreement now exists. As a consequence, there are unlikely to be further charges in the second half.

Changes in the fair value of derivative financial instruments (£1 million charge; first half 2006 - credit £29 million)

The Group enters into foreign exchange contracts to hedge much of its transactional exposure. Hedge accounting continues to be applied to a small proportion of these transactions. Where hedge accounting has not been applied, the change in fair value between 1 January 2007 and 30 June 2007, or the date of maturity if earlier, is reflected in the income statement as a component of operating profit and has resulted in a charge of £1 million (first half 2006 - £30 million credit). In addition, between these dates, there were changes in the value of Powder Metallurgy commodity contracts and Aerospace embedded derivatives of, respectively, £1 million credit (2006 - £4 million credit) and £1 million charge (2006 - £5 million charge).

Operating profit £113 million (first half 2006 - £129 million)

Operating profit of £113 million compared with £129 million in the first half of 2006, reflecting the movements discussed above.

Post tax earnings of joint ventures (£12 million; first half 2006 - £8 million)

The post tax earnings of joint ventures in the period increased to £12 million from £8 million a year earlier. Within this, trading profit improved by £6 million to £16 million with strong growth in Driveline and Other Automotive businesses which are discussed in more detail above.

Net financing costs (£24 million; first half 2006 - £15 million)

Net financing costs totalled £24 million (first half 2006 - £15 million) and included financing costs of post-employment benefits of £1 million (first half

2006 - £2 million). The net of interest payable and interest receivable was £23 million (first half 2006 - £13 million). The £10 million increase was largely as a result of lower interest received from the reduced level of surplus funds together with a reduction in the interest benefit from foreign currency debt instruments used to hedge the Group's overseas investments. Whilst the benefit derived from these instruments will be consistent year on year, by comparison with the same period last year, the first half 2007 benefit is £3 million lower due to the impact of exchange rate positions at the respective half year ends.

Profit before tax (£101 million; first half 2006 - £122 million)

Profit before tax on a statutory basis was £101 million compared with £122 million in the first half of 2006. Excluding the impact of restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closure of businesses and changes in fair value of derivative financial instruments, the figure was £125 million (first half 2006 restated - £118 million), an increase of 6%. At constant currency the increase was £11 million (10%).

Taxation (£nil; first half 2006 - £18 million charge)

The tax charge for subsidiaries for the period, including deferred taxation, was £nil (first half 2006 - £18 million). Within this figure was a credit for tax relief on restructuring items and profits and losses on sale or closure of businesses of £5 million (first half 2006 - £4 million) and there was a charge of £2 million relating to changes in fair value of derivative financial instruments (first half 2006 - £2 million charge).

Excluding these items, the tax charge as a percentage of profit before tax, before restructuring and impairment charges, amortisation of non-operating assets arising on business combinations, profits and losses on sale or closure of businesses and changes in fair value of derivative financial instruments, is 2.7% compared with 18.2% (restated) in the first half of 2006. This reduction is primarily due to the 2007 tax charge benefiting from the recognition and use of significant previously unrecognised deferred tax assets in respect of losses in the UK, US and Japan totalling £23 million. The recognition of these deferred tax assets has been based upon management projections which indicate an improvement in future taxable profits in the various territories. Other factors affecting the rate include an increase due to a smaller credit from prior year items of £2 million (first half 2006 - £14 million credit) offset by a beneficial impact from profit mix, use of other previously unrecognised deferred tax assets and statutory tax rate reductions.

Minority Interests (£1 million; first half 2006 - £nil)

The movement of £1 million in the profit attributable to minority interests was largely attributable to the elimination of losses in the recently formed Chinese cylinder liner company.

Earnings per share

Earnings per share were 14.2p (first half 2006 - 14.6p). Before restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closure of businesses and changes in the fair value of derivative financial instruments, the figure was 17.2p (first half 2006 restated - 13.8p).

82 - 5204

Dividend

The Board has decided to pay an interim dividend of 4.3p per share, representing an increase of 5% over the 2006 interim dividend. The cost of the dividend will be £30 million (first half 2006 - £29 million).

The interim dividend will be paid on 28 September 2007 to shareholders on the register at 17 August 2007. Shareholders may choose to use the Dividend Reinvestment Plan (DRIP) to reinvest the interim dividend. The closing date for receipt of new DRIP mandates is 14 September 2007.

Cash Flow

Operating cash flow, which we define as cash generated from operations of £98 million inflow (first half 2006 - £98 million outflow) adjusted for capital expenditure of £89 million (first half 2006 - £106 million) and proceeds from the disposal of fixed assets of £7 million (first half 2006 - £6 million), was an inflow of £16 million compared with an outflow of £198 million (after the £200 million payment into the UK pension scheme) in the first half of 2006.

Within operating cash flow there was an outflow on working capital and provisions of £87 million (first half 2006 - £73 million) reflecting both the usual seasonal factors and some incremental investment in inventory ahead of new Aerospace and Powder Metallurgy programmes.

Capital expenditure on both tangible and intangible assets totalled £89 million (first half 2006 - £106 million). Of this, £80 million (first half 2006 - £93 million) was on tangible fixed assets and was 1.1 times (first half 2006 - 1.3 times) the depreciation charge. The ratio for the full year is expected to be at a similar level.

Expenditure on intangible assets, mainly initial non-recurring costs on Aerospace programmes, totalled £9 million (first half 2006 - £13 million).

Net interest paid totalled £25 million compared with £18 million in the same period last year, reflecting the lower level of surplus funds mainly as a result of the 2006 contribution to the UK pension scheme and acquisitions made in the second half of that year.

Tax paid in the period was £14 million (first half 2006 - £10 million).

Expenditure on acquisitions, net of cash acquired, was £70 million (first half 2006 - £2 million) while the cost of the 2006 final dividend was £61 million (first half 2006 - £59 million).

Period end borrowings totalled £574 million compared with £358 million at 30 June 2006 and £426 million at the end of December 2006.

Post-employment costs

Post-employment costs comprise both pensions and post-employment medical benefits. Details of the amounts included in the Balance Sheet and the assumptions used in their computation are shown in Note 9 on page 28.

Income Statement

For the six month period, the current service cost included in operating profit was £17 million compared with £19 million in the first half of 2006. The decrease was principally in the UK and Americas mainly as a consequence of the end 2006 valuation assumptions of higher expected returns partially offset by the increase in the discount rate.

Financing charges in respect of post-employment obligations totalled £1 million (first half 2006 - £2 million) and comprised expected returns on pension scheme assets for the period of £74 million (first half 2006 - £68 million) which were more than offset by the £75 million (first half 2006 - £70 million) of notional interest on pension scheme liabilities.

Balance Sheet and funding

The gross deficit of all schemes at 30 June 2007 was £355 million, a £206 million reduction over December 2006, which is shown on the Balance Sheet as a non-current liability. Discount rate increases in the UK, Americas and Europe reduced liabilities by £235 million from levels at 31 December 2006.

Company contributions for the six months across the Group totalled £21 million and compared with first half 2006 contributions of £221 million which included a £200 million one-off contribution to the UK scheme.

UK Post-Employment Obligations

The gross deficit of £14 million was £174 million lower than the December 2006 year end figure of £188 million. The £208 million reduction in liabilities due to the 70 basis point higher discount rate was partially offset by liability increases arising from other assumption changes. Mortality assumptions underlying the valuation will be reviewed in the second half following the annual publication of scheme specific mortality experience. This is likely to lead to some increase in the reported deficit.

Cautionary Statement

This press release contains forward looking statements which are made in good faith based on the information available to the time of its approval. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated.

APPENDICES

82 - 5204

GKN Consolidated Financial Statements

Consolidated Income Statement for the half year ended 30 June 2007

Consolidated Balance Sheet at 30 June 2007

Consolidated Statement of Changes in Equity for the half year ended 30 June 2007

Consolidated Cash Flow Statement for the half year ended 30 June 2007

Consolidated Cash Flow Statement - Notes

Notes

Auditors' Review Opinion

CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2007

	Notes	Unaudited First half 2007	First half 2006	Ful yea 200
	2		Restated	Restate
		£m	£m	£
Sales - subsidiaries *	1	1,931	1,896	3,63
Trading profit		137	125	25
Restructuring and impairment charges		(13)	(24)	(7
Amortisation of non-operating intangible assets arising on business combinations		(3)	(1)	(
Profits and losses on sale or closure of businesses		(7)	-	(
Changes in fair value of derivative financial instruments		(1)	29	3
Operating profit	1/3	113	129	20
Share of post-tax earnings of joint ventures	1/4	12	8	1

Interest payable		(30)	(27)	(5
Interest receivable		7	14	2
Other net financing charges		(1)	(2)	(
Net financing costs	5	(24)	(15)	(3
Profit before taxation		101	122	18
UK taxation		9	(2)	1
Overseas taxation		(9)	(16)	(1
Taxation	6	-	(18)	(
Profit after taxation for the period		101	104	17
Profit attributable to minority interests		1	-	
Profit attributable to equity shareholders		100	104	17
		101	104	17
Earnings per share - p	7			
Basic		14.2	14.6	25
Diluted		14.2	14.5	24
Dividends	8			
Payments to shareholders - £m		61	59	8
Interim dividend per share - p		4.3p	4.1p	4.
Final dividend per share - p		-	-	8.

There were no discontinued operations in any of the above periods.

* Includes sales of £13 million (first half 2006: £15 million, full year 2006: £2 million) made by the Group's UK cylinder liner manufacturing operation which is i the process of completely ceasing operations.

CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2007

	Notes	Unaudited 30 June 2007 £m	30 June 2006 £m	31 Decem 2
Assets				
Non-current assets				
Intangible assets - goodwill	10	283	230	
- other		111	59	
Property, plant and equipment	12	1,348	1,334	1,
Investments in joint ventures		93	82	
Other receivables and investments including loans to joint ventures		17	20	
Deferred tax assets		66	115	
		1,918	1,840	1,
Current assets				
Inventories		515	469	
Trade and other receivables		647	603	
Derivative financial instruments		46	41	

Cash and cash equivalents		205	411	
		1,414	1,524	1,
Assets held for sale		4	2	
Total assets		3,336	3,366	3,
Liabilities				
Current liabilities				
Borrowings		(54)	(35)	
Derivative financial instruments		(12)	(13)	
Trade and other payables		(812)	(766)	(
Current income tax liabilities		(94)	(108)	
Provisions		(52)	(48)	
		(1,024)	(970)	(
Non-current liabilities				
Borrowings		(726)	(734)	(
Deferred tax liabilities		(72)	(67)	
Other payables		(31)	(24)	
Provisions		(48)	(70)	
Post-employment obligations	9	(355)	(549)	(
		(1,232)	(1,444)	(1,
Total liabilities		(2,256)	(2,414)	(2,
Net assets		1,080	952	
Equity				
Ordinary share capital and share premium		399	394	
Retained earnings and other reserves		663	540	
Total shareholders' equity		1,062	934	
Minority interest - equity		18	18	
Total equity		1,080	952	

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF YEAR ENDED 30 JUNE 2007

	Notes	Unaud First half 2007 £m
At 1 January		908
Amounts not recognised in the Income Statement		
Currency variations		(12)
Derivative financial instruments:		
Transactional hedging		-
Translational hedging		11
Actuarial gains on post-employment obligations including tax:		
Subsidiaries		128
Joint ventures		-
Net profits/(losses) not recognised in the Income Statement		127
Profit for the period		101

Total recognised income for the period		228
Transactions with shareholders		
Share issues	13	3
Purchase of treasury shares	13	-
Dividends	8	(61)
		(58)
Other adjustments		
Share-based payments		2
Minority interests		-
Accumulated currency variations realised on sale of business		-
		2
At end of period		1,080

CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2007

	Unau First half 2007 £m
Cash flows from operating activities	
Cash generated from operations (note a)	98
Interest received	4
Interest paid	(29)
Tax paid	(14)
Dividends received from joint ventures	3
	62
Cash flows from investing activities	
Purchase of property, plant and equipment and intangible assets	(89)
Proceeds from sale of property, plant and equipment	7
Acquisitions of subsidiaries (net of cash acquired)	(70)
Proceeds from sale of businesses (net of cash disposed)	-
Investment loans and capital contributions	2
	(150)
Cash flows from financing activities	
Net proceeds from issue of ordinary share capital	3
Purchase of treasury shares	-
Finance lease payments	(1)
Net movement in borrowings	1
Dividends paid to shareholders	(61)
Dividends paid to minority interests	-
	(58)

Currency variations on cash and cash equivalents	1
Movement in cash and cash equivalents (note b)	(145)
Cash and cash equivalents at 1 January	328
Cash and cash equivalents at end of period (note c)	183

Cash inflows from government capital grants of £1 million (first half 2006: £nil, £3 million) have been offset against purchases of property, plant and equipment

CONSOLIDATED CASH FLOW STATEMENT - NOTES
FOR THE HALF YEAR ENDED 30 JUNE 2007

Note a: Cash generated from operations

	Unaudited First half 2007	First half 2006 Restated*	Full
	£m	£m	
Cash generated from operations			
Operating profit	113	129	
Adjustments for:			
Amortisation of non-operating intangible assets arising on business combinations	3	1	
Profits and losses on sale of businesses	-	(5)	
Changes in fair value of derivative financial instruments	1	(29)	
Impairment/reversal of impairment of fixed assets	(1)	-	
Impairment of goodwill	-	-	
Amortisation of government capital grants	(2)	(1)	
Depreciation and amortisation	74	74	
Net profits on sale of fixed assets	(1)	(1)	
Charge for share-based payments	2	2	
Movement in post-employment obligations	(4)	(195)	
Changes in working capital and provisions	(87)	(73)	
	98	(98)	

* See note 2

Cash generated from operations includes a £2 million outflow arising from the Gro UK cylinder liner manufacturing operation which is in the process of completely ceasing operations (first half 2006: £6 million outflow, full year 2006: £14 mill outflow). Cash generated from operations in the 2006 comparatives includes the £2 million additional pension contribution which the Group made to its UK pension sc in March 2006.

Note b: Movement in net debt

	Unaudited First half 2007	First half 2006	Full
	£m	£m	
Movement in cash and cash equivalents	(145)	(301)	
Net movement in borrowings	(5)	(8)	
Currency variations on borrowings	1	3	

Finance leases	1	1
Subsidiaries acquired and sold	-	12
Movement in period	(148)	(293)
Net debt at beginning of period	(426)	(65)
Net debt at end of period	(574)	(358)

Note c: Reconciliation of cash and cash equivalents

	Unaudited		
	30 June 2007 £m	30 June 2006 £m	Dece:
Cash and cash equivalents per cash flow statement	183	396	
Bank overdrafts included within "Current liabilities - Borrowings"	23	15	
Cash and cash equivalents per balance sheet	206	411	

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2007

1 Segmental analysis

The Group is managed by type of business. Segmental information is provided hav the nature of the goods and services provided and the markets served.

For the half year ended 30 June 2007 (unaudited)

	Driveline £m	Other Automotive £m	Powder Metallurgy £m	OffHighway £m	Aerospace £m	Cor
Sales - subsidiaries *	969	57	309	219	377	
EBITDA	110	2	30	24	51	
Depreciation and impairment charges	(38)	(2)	(15)	(5)	(10)	
Amortisation of intangible assets	(1)	-	-	-	(3)	
Trading profit/ (loss)	71	-	15	19	38	
Restructuring	(9)	-	(5)	-	-	
Other impairments	-	1	-	-	-	
Amortisation of business combination non-operating intangibles	-	-	-	(1)	(2)	
Profits and losses on sale or closure of businesses	-	(7)	-	-	-	
Changes in fair value of derivative financial instruments	(1)	-	-	-	-	

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i... 02/08/2007

Operating profit/(loss)	61	(6)	10	18	36
Share of post-tax earnings of joint ventures	7	5	-	-	-
Other segment items					
Capital expenditure (including acquisitions)					
- Property, plant and equipment	39	1	15	4	25
- Intangible assets	1	-	-	-	8
Other non-cash expenses (share-based payments)	1	-	-	-	-

* Other Automotive includes sales of £13 million (first half 2006: £15 million, 2006: £27 million) made by the Group's UK cylinder liner manufacturing operatio the process of completely ceasing operations.

For the half year ended 30 June 2006 (restated/unaudited)

	Driveline	Other Automotive	Powder Metallurgy	OffHighway	Aerospace	Cor
	£m	£m	£m	£m	£m	
Sales - subsidiaries	999	64	313	186	334	
EBITDA	116	(2)	28	17	46	
Depreciation and impairment charges	(39)	(2)	(15)	(4)	(10)	
Amortisation of intangible assets	(1)	-	-	-	(3)	
Trading profit/(loss)	76	(4)	13	13	33	
Restructuring	(16)	-	(8)	-	-	
Other impairments	-	-	-	-	-	
Amortisation of business combination non-operating intangibles	(1)	-	-	-	-	
Profits and losses on sale or closure of businesses	5	(5)	-	-	-	
Changes in fair value of derivative financial instruments	9	-	4	1	15	
Operating profit/(loss)	73	(9)	9	14	48	
Share of post-tax earnings of joint ventures	6	2	-	-	-	

Other segment items

82 - 5204

Capital expenditure (including acquisitions)					
- Property, plant and equipment	43	3	20	5	12
- Intangible assets	1	-	-	1	11
Other non-cash expenses (share-based payments)	1	-	-	-	-

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE HALF YEAR ENDED 30 JUNE 2007

1. Segmental analysis (continued)

Restatement of comparative data

i) Double Universal Joint business transfer: With effect from 1 January 2007 the
Universal Joint activities in Italy and Uruguay have been managed within our OffH
having previously been included within Driveline. Segmental analyses presented in
represent the current period structure. Previously reported analyses have been re

ii) Cessation of UK cylinder liner manufacturing operation: In January 2007 the G
intention to cease manufacturing at its UK cylinder liner operation. This operati
major proportion of the Group's Other Automotive segment. The losses of this busi
re-analysed from trading profit to profits and losses on sale or closure of busin

iii) Amortisation of non-operating intangible assets: As outlined in the 2006 Ann
analysis of operating profit was amended to separately identify the amortisation
non-operating intangible assets (e.g. brands and trademarks, proprietary technolo
intellectual property rights and customer contracts and relationships) arising on
combinations. This re-analysis has resulted in an amendment to the comparative in
results in respect of the amortisation charge arising from the Group's acquisitio
TFS Japan. The impact of this re-analysis has been to increase 2006 interim tradi
million with no impact on operating profit.

The impact of these restatements is shown as follows:

	As previously reported			Res	
	Driveline	Other Automotive	OffHighway	Driveline	Auto:
	£m	£m	£m	£m	
For the half year ended 30 June 2006 (unaudited)					
Sales	1,011	64	174	999	
Trading profit/ (loss)	76	(9)	12	76	
Operating profit/(loss)	74	(9)	13	73	
For the year ended 31 December 2006					
Sales	1,906	120	331	1,884	
Trading profit/ (loss)	140	(10)	23	138	
Operating profit/(loss)	107	(10)	24	105	

82 - 5204

For the year ended 31 December 2006 (restated)

	Driveline £m	Other Automotive £m	Powder Metallurgy £m	OffHighway £m	Aerospace £m	Cor
Sales - subsidiaries	1,884	120	582	353	695	
EBITDA	215	4	60	34	95	
Depreciation and impairment charges	(74)	(5)	(28)	(9)	(21)	
Amortisation of intangible assets	(3)	-	(1)	-	(4)	
Trading profit/(loss)	138	(1)	31	25	70	
Restructuring	(37)	-	(24)	-	-	
Other impairments	(11)	-	-	-	-	
Amortisation of business combination non-operating intangibles	(1)	-	-	(1)	(1)	
Profits and losses on sale or closure of businesses	5	(9)	-	-	-	
Changes in fair value of derivative financial instruments	11	-	(1)	2	21	
Operating profit/(loss)	105	(10)	6	26	90	
Share of post-tax earnings of joint ventures	12	5	-	-	-	
Other segment items						
Capital expenditure (including acquisitions)						
- Property, plant and equipment	96	7	49	12	30	
- Intangible assets	3	-	1	2	27	
Other non-cash expenses (share-based payments)	2	-	1	-	1	

All business segments shown above are continuing. EBITDA is earnings before inter
depreciation and amortisation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE HALF YEAR ENDED 30 JUNE 2007

2 Basis of preparation

The interim consolidated financial statements of GKN plc are as at and for the six months ended 30 June 2007 and comprise the results, assets and liabilities of the Company and its subsidiaries (the "Group") and the Group's interests in jointly controlled entities.

These interim consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Group as at and for the year ended 31 December 2006. These interim consolidated financial statements were approved by the Board of Directors on Wednesday 1 August 2007.

The accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its audited consolidated financial statements as at and for the year ended 31 December 2006. The basis of consolidation is set out in the Group's accounting policies in those financial statements.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accountin policies and the reported amounts of assets and liabilities, income and expenses. In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key source of estimation uncertainty were the same as those applied to the audited consolidated financial statements as at and for the yea ended 31 December 2006.

Comparative information has been presented as at and for the six months ended 30 June 2006 and as at and for the 12 months ended 31 December 2006. Certain items in the comparatives have been restated, full details are reported in not 1. The impact of the restatements on previously reported results is set out below:

	First half 2006		Full year 2006	
	As previously reported	Restated	As previously reported	Restated
Trading profit (£m)	119	125	242	251
Operating profit (£m)	129	129	203	203
Profit after taxation for the period (£m)	104	104	177	177
Basic earnings per share - total (p)	14.6	14.6	25.0	25.0
Net cash from operating activities (£m)	(124)	(124)	60	60
Net assets (£m)	952	952	908	908

The comparative figures for the year ended 31 December 2006 do not constitute statutory accounts for the purpose of s240 of the Companies Act 1985. A copy o the Group statutory accounts for the year ended 31 December 2006 has been delivered to the Registrar of Companies and contained unqualified auditors' reports in accordance with s235 of the Companies Act 1985 and did not contain statements made under either s237(2) or 237(3) of the Companies Act 1985, in respect of both the Group and the Company.

The audited consolidated financial statements of the Group as at and for the year ended 31 December 2006 are available upon request from the Company's registered office at Ipsley House, Ipsley Church Lane, Redditch,

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE HALF YEAR ENDED 30 JUNE 2007

3 Operating profit

The analysis of the non-trading components of operating profit is shown below

3a Restructuring and impairment charges

	Unaudited		
	First half 2007 £m	First half 2006 £m	Full yea 200 £:
Goodwill impairment	-	-	(1
Tangible fixed asset impairments/reversals	1	-	(
Other asset write-downs	-	-	(
	1	-	(1
Redundancy costs including post-employment charges and curtailments	(6)	(14)	(3
Reorganisation costs including property surpluses	(8)	(10)	(2
	(13)	(24)	(7

Restructuring

In the first half of 2007 the Group initiated the final phases of its strateg restructuring programme, as well as continuing the execution of previously announced restructuring actions. This has led to a net restructuring charge o £14 million in the first half. First half 2007 activity has included the announced closure of a North American Powder Metallurgy production facility a the continuation of the strategic fixed headcount reduction programme in Driveline which primarily impacts its European operations. Redundancy charges include £1 million in respect of estimated UK pension augmentation charges. Reorganisation costs includes the costs incurred in transferring and rationalising production facilities, capabilities and capacity within both Driveline and Powder Metallurgy divisions. In the period a net £2 million surplus has arisen on the disposal of a UK Powder Metallurgy facility that became surplus to operational requirements as a consequence of the restructuring.

In the six months ended 30 June 2006 the restructuring charges arose primaril in respect of the announced closure and/or downsizings of four Driveline facilities (£6 million), Driveline strategic fixed headcount reductions (£10 million) and the announced closure of three Powder Metallurgy manufacturing facilities (£8 million).

The segmental analysis of restructuring charges in first half 2007 is set out in note 1.

Cash outflow in respect of 2007 and earlier periods' strategic restructuring actions in the first half of 2007 was £20 million (first half 2006: £27 million, full year 2006: £57 million). The disposal of the surplus property noted above generated a net £4 million cash inflow.

Other impairment

The £1 million impairment reversal recognised in the first half of 2007 arose in relation to the Group's UK cylinder liner manufacturing operation. The business has reached an unconditional agreement to dispose of its land and

buildings and consequently the previously recognised impairment has been reversed to restate the asset at the lower of cost and realisable value. No other impairments arose in the first half of 2007. The 2006 full year goodwil impairment arose in Driveline.

3b Amortisation of non-operating intangible assets arising on business combinations

	Unaudited First half 2007 £m	First half 2006 Restated £m	Full yea 200 £:
Intellectual property rights	(1)	(1)	(
Customer contracts and relationships	(2)	-	(
Proprietary technological know-how	-	-	(
	(3)	(1)	(

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE HALF YEAR ENDED 30 JUNE 2007

3c Profits and losses on sale or closure of businesses

	Unaudited First half 2007 £m	First half 2006 Restated £m	Full Rest
Profits and losses on closure of businesses			
Trading losses of the UK cylinder liner manufacturing operation	(7)	(5)	
Profits and losses on sale of businesses			
Sale of Fujiwa China	-	5	
	(7)	-	

No business disposals occurred in the six months ended 30 June 2007. The prio year disposal relates to the sale of the Group's 60% shareholding in Fujiwa t business partner, Lioho Corporation. The consideration for the disposal was £ million.

3d Derivative financial instruments

	Unaudited First half 2007 £m	First half 2006 £m	Full
Forward currency and commodity contracts	-	34	
Embedded derivatives	(1)	(5)	
	(1)	29	

The amounts in respect of embedded derivatives primarily represent the period movement in the value of the embedded derivatives in commerical contracts, be European Aerospace subsidiaries and customers and suppliers outside the USA, are denominated in US dollars, where the dollar is not routinely used, as def in IAS 39, in such contractual arrangements.

4 Joint ventures

	Unaudited First half	First half	Full

82 - 5204

	2007 £m	2006 £m
Group share of results of joint ventures		
Sales	125	105
Operating costs and other income	(109)	(94)
Net financing costs	-	-
Profit before taxation	16	11
Taxation	(4)	(3)
Share of post-tax earnings	12	8

Segmental analysis of the Group share of joint ventures sales and trading profit		
Sales		
Driveline	63	58
Other Automotive	60	45
OffHighway	2	2
	125	105
Trading profit		
Driveline	8	6
Other Automotive	8	5
OffHighway	-	-
	16	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE HALF YEAR ENDED 30 JUNE 2007

5 Net financing costs

	Unaudited First half 2007 £m	Unaudited First half 2006 £m
Interest payable	(30)	(27)
Interest receivable	7	14
Other net financing charges:		
Expected return on pension scheme assets	74	68
Interest on post-employment obligations	(75)	(70)
	(1)	(2)
	(24)	(15)

6 Taxation

	Unaudited First half 2007 £m	Unaudited First half 2006 £m

Analysis of charge in period		
Current tax		
Current period	18	18
Utilisation of previously unrecognised tax losses and other assets	(1)	(1)
Adjustments in respect of prior periods	(2)	(1)
Net movement on provisions for uncertain tax positions	1	(6)
	16	10
Deferred tax	(18)	6
Deferred tax on changes in fair value of derivative financial instruments	2	2
Total tax charge for the period	-	18
Tax on items included in equity		
Deferred tax on post-employment obligations	71	56
Deferred tax on non-qualifying assets	-	-
Tax in respect of restructuring and impairment charges and sale or closure of businesses included in total charge for the period		
Current tax	(3)	(1)
Deferred tax	(2)	(3)

The first half 2007 deferred tax credit is principally due to the recognitio previously unrecognised deferred tax assets in respect of losses in the UK, Japan totalling £23 million. The recognition of these deferred tax assets ha based on management projections which indicate an improvement in future taxa profits in the various territories.

The tax charge arising on profits before the non-trading components of opera profit as identified in note 3 was £3 million (2006: £20 million) giving an effective tax rate of 2.7% (2006: 18.2% restated). This change in the effect rate is predominantly attributable to the recognition of deferred tax assets referred to above. Other factors affecting the rate include an increase due smaller credit from prior year items of £2 million (2006: £14 million credit offset by a beneficial impact from profit mix and statutory tax rate reducti

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE HALF YEAR ENDED 30 JUNE 2007

7 Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to average number of Ordinary Shares in issue during the period, excluding Ordinar held as treasury shares.

Diluted earnings per share

Diluted earnings per share are calculated by adjusting the weighted average num assume conversion of all dilutive potential Ordinary Shares. The Company has on Ordinary Shares: share options.

The calculation is performed for the share options to determine the number of s fair value (determined as the average market share price of the Company's share

subscription rights attached to outstanding share options. The number of shares
the number of shares that would have been issued assuming the exercise of the s

Earnings per share are computed as follows:

	Unaudited				
	First half 2007			First half 2	
	Earnings	Weighted average number of shares	Earnings per share	Earnings	Weighted average number of shares
	£m	m	p	£m	m
Basic eps:					
Profit attributable to ordinary shareholders	100	702.9	14.2	104	711.9
Dilutive securities:					
Dilutive potential Ordinary Shares	-	1.9	-	-	6.7
Diluted eps	100	704.8	14.2	104	718.6

Adjusted earnings per share

Earnings per share before non-trading components of operating profit, as analys
consider gives a useful additional indicator of underlying performance, is calc
adjusted as follows:

	Unau	
	First half 2007	
	£m	p
Profit attributable to equity shareholders	100	14.2
Charges/(credits) included in operating profit:		
Restructuring and impairment charges	13	1.9
Amortisation of non-operating intangible assets arising on business combinations	3	0.4
Profits and losses on sale or closure of businesses	7	1.0
Changes in fair value of derivative financial instruments	1	0.1
Taxation on charges/(credits) included in operating profit	(3)	(0.4
Adjusted earnings attributable to equity shareholders	121	17.2
Diluted adjusted earnings per share attributable to equity shareholders		17.2

* See note 2

8 Dividends

Equity dividends paid in the period
Final 8.7p (2006: 8.2p) per share
Interim (2006: 4.1p) per share

An interim dividend of 4.3p per share (2006: 4.1p per share) has been declared
ranking for dividend at 30 June 2007 the interim dividend is anticipated to abs
(2006: £29 million).

9 Post-employment obligations

Actuarial assessments of the key defined benefit pension and post-employment me plans (representing 95% of liabilities and 97% of assets) were carried out as a June 2007.

Post-employment obligations as at the period end comprise:

	Unaudited 30 June 2007 £m	30 June 2006 £m	D
Pensions - funded and unfunded	(281)	(470)	
Medical - funded and unfunded	(74)	(79)	
	(355)	(549)	

The overall position in respect of defined benefit funded pension schemes and u. pension and medical post-employment obligations was:

	Unaudited 30 June 2007 UK £m	Americas £m	Europe £m	ROW £m	Total £m	30 June 2006 £m	D
Gross deficits	(14)	(95)	(238)	(8)	(355)	(549)	
Related deferred tax asset	-	19	16	-	35	112	
Net post-employment obligations	(14)	(76)	(222)	(8)	(320)	(437)	

Assumptions

Actuarial assessments of all the principal defined benefit retirement plans wer carried out as at 30 June 2007. The major assumptions used were:

	UK %	Americas %	Europe %
At 30 June 2007			
Rate of increase in pensionable salaries	4.3	3.5	2.5
Rate of increase in payment and deferred pensions	3.4	2.0	1.75
Discount rate	5.8	6.1	5.3
Inflation assumption	3.3	2.5	1.75
Rate of increases in medical costs:			
initial	8.0	10.0	n/a
long term	4.5	5.0	n/a
At 30 June 2006			
Rate of increase in pensionable salaries	4.4	3.5	2.5
Rate of increase in payment and deferred pensions	3.0	2.0	1.5
Discount rate	5.2	6.2	4.8
Inflation assumption	2.9	2.5	1.5
Rate of increases in medical costs:			
initial	9.5	10.0	n/a
long term	4.3	5.0	n/a
At 31 December 2006			
Rate of increase in pensionable salaries	4.1	3.5	2.5
Rate of increase in payment and deferred pensions	3.2	2.0	1.75

Discount rate	5.1	5.9	4.7
Inflation assumption	3.1	2.5	1.75
Rate of increases in medical costs:			
initial	8.0	10.0	n/a
long term	4.5	5.0	n/a

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE HALF YEAR ENDED 30 JUNE 2007

10 Goodwill and business combinations (unaudited)

On 29 June 2007 the Group completed the acquisition of the aerospace manufacturing group of Teleflex Inc., in a mixed trade and asset and entity deal, for a fair value consideration of £70 million. The businesses acquired provide manufacturing and engineering services from operations in the US, Mexico, France and the UK. Goodwill arising in respect of this acquisition amounted to £41 million. Fair value amounts remain provisional.

11 Related party transactions (unaudited)

In the ordinary course of business, sales and purchases of goods take place between subsidiaries and joint venture companies priced on an 'arm's length' basis. Sales of product by subsidiaries to joint ventures in the first half of 2007 totalled £35 million (first half 2006: £36 million). The amount due at the period end in respect of such sales was £9 million (June 2006: £10 million). Purchases by subsidiaries from joint ventures in the first half of 2007 totalled £9 million (first half 2006: £3 million). The amount due at th period end in respect of such purchases was £2 million (June 2006: £2 million). At 30 June 2007, a Group subsidiary was owed £5 million (June 2006 £8 million) by a joint venture in respect of a loan, bearing interest at EURIBOR plus 1%. In addition, a Group subsidiary had £5 million receivable from (June 2006: £2 million payable to) a joint venture in respect of a short-term financing facility, which bears interest at LIBOR plus 2% (June 2006: LIBOR less 0.125%).

12 Property, plant and equipment (unaudited)

During the six months ended 30 June 2007 the Group acquired assets with a cost of £84 million (first half 2006: £83 million) including assets acquired through business combinations of £13 million (first half 2006: £nil). Assets with a carrying amount of £6 million (first half 2006: £3 million) were disposed of during the six months ended 30 June 2007. Except as reported in note 3a, no material reversal of prior period impairments arose in the six months ended 30 June 2007 and 30 June 2006. As at 30 June 2007 Group capital commitments amounted to £50 million (June 2006: £55 million).

13 Other financial information (unaudited)

Adjustments made to the carrying value of inventories across the Group in th six months ended 30 June 2007 and 30 June 2006 were not significant. Amounts written off and provided for and charged to the Income Statement in respect of customer financial difficulties amounted to £nil (2006: £1 million).

1,627,294 Ordinary Shares of the Company were issued in the six months ended 30 June 2007 (first half 2006: 200,414) which generated a cash inflow of £3 million (first half 2006: £1 million). The Group concluded its share buy-bac programme in 2006 purchasing 13,439,142 shares in the year of which 7,121,85 were purchased in the first half. These transactions were completed at net costs of £40 million and £22 million respectively.

Independent review report to GKN plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 2.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

PricewaterhouseCoopers LLP

Chartered Accountants

Birmingham

1 August 2007

82 - 5204

This information is provided by RNS
The company news service from the London Stock Exchange

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